[UPFC letterhead]

June 30, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	United PanAm Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-24051

Ladies and Gentlemen:

This letter sets forth the response of United PanAm Financial Corp. (the “Company”) to the comments set forth in your letter dated June 20, 2006 in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. For your convenience, we have numbered and set forth each comment from your June 20, 2006 letter followed by the Company’s response.

1.	Comment: We note that during 2004 you adopted a plan of voluntary dissolution to dissolve and ultimately exit your federal thrift charter and have subsequently sold your bank branches and related deposits. As you appear to continue to hold the loans related to your prior banking operations, please tell us how you considered the guidance in paragraph 42 of SFAS 144 and EITF 03-13. Tell us which specific banking operations you consider to be discontinued operations and your basis for this treatment.

Response: The Company does not hold loans related to its prior banking operations. The loans that are currently recorded in the financial statements relate to the auto finance operating segment. The bank operation was a separate operating segment from the auto financing operating segment. The definition of the two operating segments meets the criteria under SFAS 131, which is consistent with the Company’s disclosure under footnote 21.

The specific banking operations were that of Pan American Bank (the “Bank”) and related to the Bank’s depository institution business, which included retail bank branches, brokered CD’s and internet originated deposits. In September 2004, the Company sold its three retail bank branches (with total deposits of $223.4 million) and its brokered deposit portfolio (with deposits of $183.4 million) and, at December 31, 2004, the Company had its remaining internet originated deposits under contract for sale pending regulatory

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2006

approval. The discontinuation of these banking operations met the criteria of Paragraph 42 of SFAS 144 as follows:

a)	The operations and cash flows from the retail banking operations were eliminated as of December 31, 2004 as the operations were either shut down or non-existent as of December 31, 2004. Additionally, the disposal of the internet originated deposits was officially under contract for sale as of December 31, 2004 and pending regulatory approval to dispose of the deposits. Consequently, effective as of December 31, 2004, the results of operations and cash flows had been eliminated from the ongoing operations of the Bank as a result of the regulatory transaction.
b)	There are no continuing banking operations as a result of the dissolution of the Bank and cancellation of its federal thrift charter. In July 2004, the Bank had adopted a plan of voluntary dissolution to dissolve and ultimately exit its federal thrift charter. The OTS conditionally approved the plan in August 2004 subject to the Bank satisfying certain conditions imposed by the OTS including the sale of Bank’s branch locations, the sale of the Bank’s brokered CD’s and internet originated deposits, the distribution to the Company of the Bank’s government agency securities, the distribution of the Bank’s automotive portfolio, and the distribution of the Bank’s insurance premium finance business. The Company completed these actions by December 31, 2004, subject to OTS approval. On February 11, 2005, the Bank advised the OTS of the completion of the plan of voluntary dissolution and requested cancellation of its charter. On March 7, 2005, the Bank received confirmation that the FDIC terminated the insured status of the Bank effective February 7, 2005. On March 8, 2005, the Bank received confirmation from the OTS that the Bank’s federal thrift charter was cancelled effective February 11, 2005.

In terms of EITF 03-13, all continuing cash flows from the auto finance business that relied upon insured deposits from the Bank to finance its activities and the revenues and direct costs associated with the auto finance business are recorded in continuing operations. There are no future revenue and expense-generating operations from the Bank, and any cash flows that were expected to be generated by the Bank are indirect in nature, therefore, they were recorded as a component of discontinued operations. This analysis supports the Company’s conclusions in respect of EITF 03-13 that the cash flows from the Bank are considered to be eliminated and the disposed components meet the paragraph 42(a) criterion to be considered as a discontinued operation evidencing that as of December 31, 2004, the Company had no significant continuing involvement in the Bank and that the banking business qualified under EITF 03-13 and SFAS 142 as a discontinued operation.

2.	Comment: We note your disclosure that you have not reclassified the normal net operating costs and interest expense on deposits as discontinued operations because the

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2006

associated loans funded by the sold deposits are not discontinued and that you believe the cost of the replacement funds from the securitization and warehouse line are very similar to the net cost of deposits. Please tell us your basis for analogizing to the cost of replacement funds, including the specific guidance up which you relied, to reach your conclusion that you did not need to reclassify the operating costs and interest expense to discontinued operations. Tell us the amount of net operating costs and interest expense recognized for each period presented that you did not reclassify to discontinued operations.

Response: The Company relied upon the specific guidance provided in EITF 03-13 to support the recording of the interest cost of deposits in continuing operations. In fiscal 2004, the Company migrated from using a majority of the Bank’s deposits as a funding source for its auto finance segment, and now relies upon a warehouse line and securitization transactions to finance the auto finance segment. The continuing cash flows generated from the former use of insured deposits in the auto finance business are direct, indicating that the cash flows generated from the use of insured deposits have not been eliminated and therefore the cost of funds should not be presented as a discontinued operation but allocated to the auto finance division or the Company’s continuing operations.

The normal net operating costs and interest expense on deposits were not classified as discontinued operations in prior periods since they were considered costs associated with the operations of United Auto Credit Corp., a wholly owned subsidiary of the Company (“UACC”). The Bank was utilized as a source of funds to finance the operations of UACC prior to transitioning its source of financing from the insured deposits of the Bank to the capital markets through a warehouse line and securitizations. The Company viewed the costs incurred by the Bank and the interest expense paid to depositors as costs associated with funding UACC operations. UACC had no other sources of funding other than advances from the Bank and the Bank had no direct source of income to pay its on going costs other than the funds it received from UACC. Our classification treatment of the operating costs and interest expense allowed for proper matching of expenses against revenue.

We believe the above treatment provided the best method of presenting the results of continuing operations with associated costs for comparative purposes.

Interest expense and net operating costs excluded from discontinued operations:

($000’s)	12 Months Ended 12/31/2003	9 Months Ended 9/30/2004
Interest expense	12,049	10,605
Net Operating Costs	2,407	1,598

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2006

3.	Comment: Please tell us the composition and source of revenues reported as discontinued operations for the periods presented. In addition, please reconcile the amount of discontinued operations revenues for 2004 and 2003 to the amount of interest income and non-interest income presented for your Investment and Banking segment for 2004 and your Banking segment for 2003.

Response: The sources of revenue that were included in discontinued operations were composed primarily of income from the Insurance Premium Finance (“IPF”) segment. Revenue reported in 2003 of $4,384,000 and in 2004 of $3,615,000 were attributable to the IPF segment. The remainder of revenue in 2004 and 2005 were interest income from overnight investments.

The Operating Segment note 18 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 does not include any information from our discontinued operations. The column heading December 31, 2004 and December 31, 2003 should be the same as December 31, 2005 which is “Investment” which relates to our Investment Business Unit.

4.	Comment: We note your disclosure that in connection with dissolution of your banking operations, you irrevocably guaranteed all remaining obligations of the bank. Please tell us the nature of the remaining obligations that you guaranteed and your maximum loss exposure related to the guarantees.

Response: The irrevocable guaranty of the deposits was required by the OTS in order to cancel the Bank’s federal charter. The remaining obligations that were guaranteed were attributable primarily to insured deposits, which were effectively sold on February 11, 2005. As of today there have been no claims relating to the insured deposits. Management’s current assessment is that there will be no material claims in the future. As a result we do not believe a reserve is required.

5.	Comment: We note that you purchase automobile contracts from dealers at a discount from face value. Please tell us the following with respect to purchased loans:

•	the typical time period between origination and the purchase of these loans;

•	how you and the dealer are compensated for participation in these transactions;

•	what you believe the discount from face value represents; and

•	how you considered applicability of PB6 and SOP 03-3.

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2006

Response: We typically purchase the loans immediately after the dealers make them, usually within 1 to 5 days.

The dealer is compensated by the amount financed by the purchaser of the automobile less the discount. No other fees or contingencies are involved. We are compensated by payments received from the borrowers though the term of the loan which covers both interest and principal payments.

Our customer service is centered around frequent management contact, clear underwriting parameters, consistent credit decisions, quick approval and typical same-day funding. The dealers pay us the discount primarily for the quick approval and funding of the contracts. Our competitors do not provide these services.

Statement of Position 03-3 or PB6 is not applicable to the Company because the loans being purchased do not have credit quality incurred losses at the time of purchase from the dealers. The loans are purchased from the dealers immediately after origination and therefore evidence no deterioration of credit since the origination of the loan. Additionally, the Company applies stringent underwriting guidelines to ensure that the loans purchased from each dealer are of appropriate credit quality.

6.	Comment: We note your disclosure on page 6 that you will not “force place” insurance on an account if insurance lapses and as a result you bear the risk of an uninsured loss in these circumstances. Please tell us and in future filings disclose your accounting policy related to recognizing and measuring this contingent liability. Tell us and in future filings disclose your estimate of the possible loss or range of loss if there is at least a reasonable possibility that a loss may have been incurred. Refer to paragraphs 8 – 10 of SFAS 5.

Response: The Company’s accounting policy is to accrue loan loss reserves in terms of SFAS 5, paragraph 8. The Company accrues loss reserves for new pools based on the long run historical loss curve. New loan pools are defined as loan pools that have less than 12 months of loss data available. When the loan pool obtains twelve months of data, in the thirteenth month, the loss curve for that specific pool is used based on actual losses incurred for that pool. The historical loss curve and specific loss statistics for each loan pool represent actual losses and would take into account any losses from uninsured vehicles. Any additional reserve for uninsured vehicles would result in an unnecessary charge and would overstate losses. The additional accrual of uninsured losses would lead to an overstatement of the Company’s loss contingencies (balance sheet) and allowance for loan loss expense (income statement). The Company concludes that its current loan loss reserve policy appropriately accounts for all potential loan losses, including losses related to uninsured vehicles.

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2006

7.	Comment: We note your disclosure on page F-20 that credit enhancement for your securitizations has been in the form of financial guaranty insurance policies insuring the payment of principle and interest due on the asset-backed securities. Please tell us and in future filings disclose, if material, the amount you paid for these policies for each period presented and how you report this cost in your Statements of Income.

Response: These fees are paid monthly and are included in financing cost for the loan securitizations. The amounts are listed on the attached and can be reported but we believe they are part of the cost of borrowing money through commercial securitizations.

Amount Paid:

2004 -	$429,000
2005 -	$1,759,000
2006 Q1 -	$535,000

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Garland W. Koch
Garland W. Koch,
Chief Financial Officer

cc:	John Grosvenor, Manatt Phelps & Phillips, LLP